PROSPECTUS SUPPLEMENT
(To Prospectus dated July 29, 1996)

                                 367,287 SHARES

                           NORTHLAND CRANBERRIES, INC.
                              CLASS A COMMON STOCK
                            -------------------------

         This Prospectus Supplement covers up to 367,287 shares of our Class A Common Stock which we issued to Congress Financial Corporation (Northwest) in connection with our acquisition from Congress of certain assets formerly owned by Clermont, Inc. Please see "The Acquisition," below, for a description of the acquisition.

         This   Prospectus   Supplement  also  relates  to  the  sale  or  other
distribution of the Shares by Congress.

         This Prospectus Supplement does not contain complete information regarding the offering of Class A Common Stock by Congress and should be read only in conjunction with the base prospectus referenced above.

         We will not receive any portion of the proceeds from the re-sale of the Shares by Congress.

         Our Common Stock is quoted on the Nasdaq National Market under the symbol "CBRYA." On February 26, 1999, the last reported sales price for our Common Stock on the Nasdaq National Market was $7.531 per share.

         Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved these securities or determined if this Prospectus Supplement is truthful or complete. Any representation to the contrary is a criminal offense.

                                  March 1, 1999

                                 THE ACQUISITION

         Clermont was a producer and seller of cranberry and other fruit concentrates which filed for bankruptcy protection in 1998. In January 1999, the bankruptcy proceeding was dismissed by the bankruptcy court. Congress, as Clermont's primary secured creditor, foreclosed on Clermont's assets. On March 1, 1999, we purchased from Congress and its affiliate, Col Realty, Inc., certain assets formerly owned by Clermont for the shares of Common Stock covered by this Prospectus Supplement and $6,850,000 in cash. The assets we acquired included mainly a concentrating facility in Cornelius, Oregon; certain equipment; and inventory consisting of cranberry and other fruit concentrate.

                                 USE OF PROCEEDS

         This Prospectus Supplement relates to Shares we issued in order to effect the acquisition of the assets of Clermont as well as the re-sale of such shares by Congress. We will not receive any proceeds from the re-sale of the Shares by Congress.

                              PLAN OF DISTRIBUTION

         Congress may sell or distribute some or all of the Shares from time to time through underwriters or dealers or brokers or other agents or directly to one or more purchasers in transactions on the Nasdaq National Market, in privately negotiated transactions, or in the over-the-counter market, or in brokerage transactions, or in a combination of such transactions. Congress may effect such at market prices prevailing at the time of sale, at prices related to such prevailing market prices, at negotiated prices, or at fixed prices, which may be changed.

                                    INFORMATION WITH RESPECT TO THE SELLING SHAREHOLDER

                                Number of Shares of Common                                  Number of Shares to be
                                     Stock Owned Prior                Number of                      Owned
             Name                   to the Offering(1)             Shares Offered             After the Offering
Congress Financial                           367,287                     367,287                       -0-
Corporation (Northwest)

---------------
1        Congress acquired the Shares from us in consideration for its ownership interest in the assets of Clermont,  Inc.,  which we purchased on March
         1, 1999.
